March 20, 2013

VIA EMAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:            Corporate Resource Services, Inc.
Form 10-K for Fiscal Year Ended September 28, 2012 Filed December 21, 2012
Form 10-QT for the Three Months Ended
December 28, 2012 Filed February 11, 2013
File No. 000-30734

Dear Mr. Spirgel:

We are submitting this letter in response to your letter dated February 20, 2013 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Annual Report on Form 10-K for the fiscal year ended September 28, 2012 and the Form 10-QT for the three months ended December 28, 2012 of Corporate Resource Services, Inc. (the “Company”).

Set forth below are the responses to those comments.  For your convenience, the text of each comment is reproduced in italics before our response. We intend to file an amendment to our Form 10-K for the Fiscal Year Ended September 28, 2012 upon your review of this response letter.

* *

Item 1. Business, Page 1

Employees, Page 3

1.	Please clarify whether the temporary staff that you place with customers are considered your employees during their assignments.

Please be advised that we co-employ these individuals with TSE. Under this relationship, we retain the right to hire and fire the

Corporate Resource Services, Inc.

individuals, while TSE is responsible for all of the administrative elements of the employment.

Item 1A. Risk Factors, page 4

2.

Please add a new risk factor and/or discuss in your Business section the extent to which you enter into non-compete agreements with your executive officers and employees. In this regard, we note that a sales executive from ICG, Inc. and 14 other sales, administration and operations personnel resigned from your company and began operating a competing temporary placement firm and that this resulted in a significant impairment to the goodwill and intangible assets for ICG, Inc.

We intend to add the following new risk factor in response to the comment.

We depend on our management and key employees for our future success.  If we are not able to retain, hire or integrate these employees, including those employees employed by newly acquired businesses, we may not be able to capitalize on our investments or achieve our goals.

Our success depends to a significant extent on the performance and continued service of our management and key employees.  The loss of the services of any of these employees could limit our growth or undermine customer relationships.  If we do not succeed in attracting new, qualified personnel or in integrating, retaining and motivating our current personnel, our growth and ability to deliver services that our customers require may be hampered.  Although our management and key employees generally have executed agreements containing non-competition clauses, we do not assure you that a court would enforce all of the terms of these clauses or the agreements generally.  In the past, certain members of our management and key personnel left our employ and were able to immediately compete with us because we were not adequately protected by non-competition agreements.  Although we believe that our employment agreements now contain adequate non-compete provisions, if these clauses were not fully enforced, our employees could be able to freely join our competitors. In addition, while we generally attempt to control access to and distribution of our proprietary information by our employees, we do not assure you that the confidential nature of our proprietary information will be maintained in the course of such future employment.  Any of these events could have a material adverse effect on our financial and business prospects.

Our principal stockholder, whose affiliated entities are engaged..., page 6

Corporate Resource Services, Inc.

3.

It is unclear why you state that you do not see any material potential conflicts of interest arising from Mr. Messina's and other management's concurrent employment with the company and with Tri-State Employment Services, Inc. ("TSE") and its affiliated companies since the companies are engaged in different businesses.  Please revise to clarify this statement in light of the fact that TSE and its affiliated companies are engaged in temporary employment services, provide the company with various employer services, and sold several of their companies to the company after obtaining control over the company.

We intend to revise the second paragraph in the risk factor to read as follows:

As a result of such ownership, Tri-State and its affiliates persons have the ability to cause the election of all of the members of the Board, appoint new management and approve actions requiring the approval of our shareholders, including amending our certificate of incorporation and merging the Company with or into another entity or selling all or substantially all of our assets.  The directors elected by Tri-State and its affiliated persons will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and declare dividends.  In addition, certain employees of Tri-State hold management positions in our company, including John Messina, our President, Chief Executive Officer and Chairman of the Board, who is also compensated by TSE.    We do not have any policies or procedures in place that address potential conflicts of interest arising from Mr. Messina’s employment with TSE and his management responsibilities with us.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Direct Cost of Producing Revenues and Gross Profit, page 14

4.

Please explain in MD&A the nature of the reduction in the administrative fee charged to you by TS Employment Services, a related party, and describe how your future growth will impact these costs. Further, please tell us the nature of any discounted services or volume discounts that have been provided by TS Employment Services, and if so, whether such discounts are also provided to other companies.

We intend to revise our MD&A discussion to include the following explanation

In mid-2012, we began a series of negotiations with TS Employment Services aimed a determining a fair market value for administrative charges that TS Employment Services charges us as a professional employer

Corporate Resource Services, Inc.

organization (PEO).  These negotiations resulted in a reduction of the administrative fee from 2% to 1.4% over the course of several months. The services TS Employment provide to us include the payroll, workers’ compensation coverage and related safety programs, and payroll tax and employee benefit plan administration.  While no thresholds have been predetermined for future reductions, we intend to analyze and discuss the need for future reductions as our payroll volume and other conditions warrant.

We represent 48.9% of the Tri-State companies revenues (TS Employment Services and other professional employer organizations).  While we have been informed that other customers of TSE have negotiated similar reductions in the administrative fee charged to them based on the volume of their respective payroll, we believe that we receive excellent value for the services received.

Liquidity and Capital Resources, page 15

5.

You disclose that you have relied on funding from related parties to satisfy your working capital requirements and to fund acquisitions and that you anticipate that you will continue to rely on related parties for your short-term financing needs Please discuss and quantify the amount of both short-term and long terms debt you have received from related parties in each period, the material terms of the debt and any trends in this regard.

We intend to include the following table in response to the comment:

The nature, amount and terms of related party liabilities as of September 28, 2012 and September 30, 2011 are as follows (amounts in thousands except interest rates):

Related Party Liabilities	Fiscal Year Ended September 28, 2012		Fiscal Year Ended September 30, 2011		Terms
	Ending Balance	Net Proceeds/ (Payments)	Ending Balance	Net Proceeds/ (Payments)
Accrued wages and related party obligations – due to related party	$15,168	$6,213	$8,955	$5,615	Accrued salaries and related liabilities for expenses incurred but not yet billed by related party
Current portion of related party long-term debt	758	(100)	858	(151)	Miscellaneous related party fixed loans – primarily $750,000 for CRD acquisition
Due to related party	–	–	11,442	6,346	Revolving loan with related party; reclassified to loan payable – related party on October 1, 2011
Loan payable – related party	7,711	9.789	–	–	Effective October 1, 2011, revolving loan between each of CRS companies and related party incurs interest at 12% per annum. During fiscal year 2012 $14.1 million of debt was converted to equity.

Corporate Resource Services, Inc.

6.

Please discuss and quantify any material trends in bad debt losses on assigned accounts receivables and receivables greater than 90 days old that are charged back to you under the Wells Fargo and Amerisource accounts receivables sales agreements.

We do not believe that we have experienced any material trends in bad debt losses on assigned accounts receivables and receivables greater than 90 days old that are charged back to us under the Wells Fargo and Amerisource accounts receivables sales agreements. What is evident is that the amount of assigned accounts receivables and receivables greater than 90 days old that are charged back to us has grown, commensurate with the growth of our business. This growth has not resulted in a greater percentage of bad debt losses on such assigned accounts receivables or receivables that are charged back to us.

Item 9A. Controls and Procedures, page 40

Management's Report on Internal Control Over Financial Reporting, page 40

7.

You disclose that your management has concluded that there were no material weaknesses in internal control over financial reporting based upon an assessment of the effectiveness of your internal control over financial reporting as of September 28, 2012.  As required by Item

Corporate Resource Services, Inc.

308(a)(3) of Regulation S-K, please include a statement as to whether or not internal control over financial reporting is effective

We intend to delete the reference to no-material weaknesses and include the following statement:

Our management assessed the effectiveness of our internal control over financial reporting as of September 28, 2012.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of September 28, 2012, our internal control over financial reporting was effective.

Section 16(a) Beneficial Ownership Reporting Compliance, page 42

8.

We note your statement that Messrs. Vaccaro, Messina, Cassera and Levine did not file the required forms under Section 16(a) of the Securities Exchange Act. Please tell us, to the best of your knowledge, when those individuals intend to file such forms. We note General Instruction 2 of Form 3 and General Instruction 1 of Form 4 regarding the timing of filing these statements.

We believe that all such forms will be filed within the next 10 business days.

Item 13. Certain Relationships and Related Party Transactions, page 46

9.

Please quantify the percentage of TS Employment's and TSE-PEO's total revenues that are generated from the company under the Master Service Agreement and the Client Service Agreement. If material, disclose the percentage of TSE's total revenues generated from the company.

We believe that our company accounted for 48.9% of TS Employment's and TSE-PEO's revenues and will include such information in the10-K.

10.	Please quantify the amount of commission based payments Mr. Messina received from TSE that are related to the company and its subsidiaries.

We will disclose that Mr. Messina received $26,233 and $59,075 of commission based payments from TSE related to our company and its subsidiaries in the years ended September 28, 2012 and September 30, 2011, respectively. We have been informed that as of December 31, 2012, Mr. Messina ceased to receive any commission-based payments from TSE relating to our company and its subsidiaries.

Corporate Resource Services, Inc.

11.

Please disclose how the $25 million purchase price for the company's acquisition of Tri-Diamond Staffing, Inc. was determined. Disclose what person or entity received the consideration. Disclose when the TSE affiliate(s) originally acquired Tri -Diamond Staffing.

We intend to revise the disclosure to read as follows:

On January 31, 2011, the Company consummated the Agreement and Plan of Merger among it, Diamond Staffing, Tri-Diamond, the former sole owner of all of the outstanding shares of TS Staffing Corp. (the predecessor of TS Staffing Services, Inc.), and Diamond Staffing, Inc., a wholly-owned subsidiary of Tri-Diamond. Pursuant to the agreement, Tri-Diamond was merged into Diamond Staffing, with Diamond Staffing continuing on as the surviving entity.  The $25 million purchase price for Tri-Diamond, which was based on the valuation of a third-party valuation firm, was paid by the issuance of 29,411,765 shares of unregistered shares of our common stock to TS Staffing Corp.  At the time of the transaction, TS Staffing Corp. was wholly-owned by Robert Cassera, a member of the Board.  The shares were subsequently transferred into the name of Mr. Cassera, who was the beneficial owner of approximately 92.0% of the Company’s outstanding shares of common stock as of September 28, 2012.

12.

Please disclose how the $30 million purchase price for the company's acquisition of TS Staffing was determined. Disclose what person or entity received the consideration. Disclose when the TSE affiliate(s) originally acquired TS Staffing.

We intend to revise the disclosure to read as follows:

On November 21, 2011, the Company entered into the TS Staffing Acquisition with TS Staffing, a Texas corporation, and Robert Cassera, the sole shareholder of TS Staffing.  To our knowledge, TS Staffing was incorporated in the mid-1990s and has grown since then through internal growth and acquisitions.  Pursuant to the terms of the agreement, we acquired all of the issued and outstanding shares of common stock of TS Staffing in exchange for 34,839,159 shares of our common stock valued at $30 million, the agreed upon value of the business operations of TS Staffing as of November 21, 2011. Such valuation was determined by an independent appraisal firm and approved by an independent member of the Board.  The shares were issued to Mr. Cassera.  After the TS Staffing Acquisition, TS Staffing became a wholly-owned subsidiary of the Company.

13.

Please disclose why, in connection with the TS Staffing acquisition, you issued an additional 38 million shares of common stock in exchange for an

Corporate Resource Services, Inc.

equal number of company shares that were held by TS Staffing immediately prior to the TS Staffing acquisition and then cancelled the shares upon completion of the TS Staffing acquisition. Disclose to what person or entity you issued the additional shares. We note your disclosure of this exchange and cancellation of shares in connection on with the TS Staffing acquisition on pages 3, 12 and 45.

We intend to revise the disclosure to read as follows:

On August 27, 2010 and January 31, 2011, we acquired Tri-Overload and Tri-Diamond from TS Staffing Corp. for 8,589,637 and 29,411,765 shares of our common stock, respectively.  When we acquired TS Staffing on November 21, 2011, 38,001,402 of our shares were issued to TS Staffing’s owner, Mr. Robert Cassera, and the same number of shares held by TS Staffing prior to the acquisition were cancelled upon acquisition so that the shares were separated from the assets we acquired with TS Staffing and remained with Mr. Cassera.

14.	Please provide the disclosure required by Item 404(a)(5) of Regulation S-K regarding your related party loans.

We intend to include the following table in response to the comment:

The following table provides data with respect to the largest aggregate balances, year ending balances, net proceeds paid and interest paid under our related party loans (amounts in thousands except for interest rates):

Related Party Liabilities	Fiscal Year Ended September 28, 2012				Fiscal Year Ended September 30, 2011				Interest Rate
	Largest Aggregate Balance	Ending Balance	Net Proceeds (Principal Paid)	Interest Paid	Largest Aggregate Balance	Ending Balance	Net Proceeds (Principal Paid)	Interest Paid
Accrued wages and related party obligations – due to related party	$15,168	$15,168	$6,213	$–	$11,731	$8,955	$5,615	$–	–
Current portion of related party long-term debt	858	758	(100)	–	1,009	858	(151)	–	–
Due to related party	–	–	–	–	11,442	11,442	6,346	–	–
Loan payable – related party	13,231	7,711	9.789	925	–	–	–	–	12% per annum

Corporate Resource Services, Inc.

Item 8. Financial Statements and Supplementary Data

Note 3 - Acquisitions, Integrated Consulting Group of NY LLC (ICG), pages 28 - 29

15.

Explain to us your basis under generally accepted amounting principles for accruing as part of your purchase accounting, your estimated value for future commissions to be paid under the Rosenthal Commission Agreement rather than recognizing the commissions as an expense when incurred. It appears, since the payment of a commission to Rosenthal is calculated as a percentage of future sales, the obligation should not be recognized until it has been incurred in the future by the company. Include as part of your response to this comment a summary of all the significant terms of the Rosenthal Commission Agreement, an explanation of the nature and timing of the services being provided by Rosenthal, and your comprehensive explanation of how you analyzed this agreement under the applicable accounting literature. Refer us in your response to the specific amounting literature that supports your amounting.

Amounts due under the Rosenthal Commission Agreement were recorded as long-term debt at the time of the ICG acquisition as Rosenthal had met all of their obligations under the agreement prior to the acquisition and the commission agreement took the form of an earn out on future cash flows from revenues.

16.

Please tell us the accounting rationale for reporting the total gain of $1,116,000, recognized for the remeasurement of the ICG, Inc. long-term debt, net of impairment charges totaling $579,000 (or $537,000) on the Statement of Operations for the fiscal year ending September 28, 2012. ASC 350 would indicate that impairment charges to goodwill of $399,000 and other intangibles of $181,000 should be reported on a gross basis as a component of operating income.

At the time of reporting, we had reviewed the reporting requirements of ASC 350.  The rationale behind the reporting of the gain recognized for the remeasurement of the ICG, Inc’s. long-term debt net of impairment charges was due to our conclusion that the two transactions were linked.  The departure of a sales executive and 14 other personnel in January 2012 gave rise to a change in circumstances that required an evaluation of whether an impairment of the intangibles had occurred.  At the time of the departure, it was determined that sales would be impacted for the foreseeable future and an impairment was deemed to have occurred.   Additionally, certain liabilities that were calculated and recorded upon the acquisition of ICG, Inc. were then remeasured since they were based upon projections of future sales that also gave rise to the intangibles.  We believe that the netting of the transactions and reporting in other income would be the best manner in which to

Corporate Resource Services, Inc.

disclose the impact to investors, while also maintaining comparability of operating income.

Item 15. Exhibits, Financial Statement Schedules, page 48

17.	Please file as an exhibit the agreement(s) related to your November 2011 acquisition of TS Staffing.

Please be advised that such agreement was previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K that was filed on November 25, 2011.  We will revise the Exhibit Index to incorporate such exhibit by reference.

18.	Please file all material related party loan agreements.

At such time as we file the amendment to the Form 10-K we will file the agreement relating to the $2.1 million conversion of debt on July 31, 2012 as an exhibit:

Signature Page, page 51

19.	In future filings, please amend the signature page to identify the Chief Accounting Officer or Controller, as required by General Instruction D(2)(a) of Form 10-K.

We will amend the signature page to identify Mr. Golde as the Chief Accounting and Financial Officer.

Transition Report on Form 10-QT for the three months ended December 28, 2012

Exhibits

Please file the business advisory consulting agreement entered into on October 11, 2012 with Spruce Goose, Inc., an affiliate of your director James Altucher.

The business advisory agreement was filed as an exhibit to the Company’s Form 10-QT/A filed on this date..

                                    *****

As requested, I hereby acknowledge on behalf of the Company that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action -10- Corporate Resource Services, Inc. with respect to the filing; and
·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

By:/s/ Michael J. Golde
            Michael J. Golde
            Chief Financial Officer